Strongbridge Biopharma plc

900 Northbrook Drive, Suite 200

Trevose, PA 19053

October 14, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. Suzanne Hayes

Re:                             Strongbridge Biopharma plc — Request for Acceleration

Registration Statement on Form F-1

File No. 333-206654

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Strongbridge Biopharma plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-206654), as amended (the “Registration Statement”), so that it may become effective at 4:00 P.M. (Eastern Daylight Time) on October 15, 2015, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby authorizes each of Aron S. Izower, Esq. and Wendy A. Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

i.                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.    the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Izower at (212) 549-0393 or, in his absence, Ms. Grasso at (212) 549-0216.

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ Matthew Pauls
Matthew Pauls
Chief Executive Officer